UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

Allego N.V.

(Name of Subject Company (Issuer))

Madeleine Charging B.V.

(Offeror)

Meridiam SAS

(Manager of Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Emmanuel Rotat

Meridiam SAS

4 place de l’Opera 75002

Paris, France

+33 1 53 34 96 96

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Ingles, Esq. Allen Overy Shearman Sterling LLP 1221 Avenue of the Americas New York, New York 10020 +1 (212) 610-6300	Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15, 1077 AB Amsterdam, Netherlands +31 20 674 1445

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 12.	Exhibits

Exhibit	Exhibit Name

99.1	Press Release jointly issued by Meridiam and Allego on June 17, 2024

IMPORTANT INFORMATION

This Schedule TO-C is neither an offer to purchase nor a solicitation of an offer to sell securities of Allego N.V. (“Allego”). Madeleine Charging B.V. (“Madeleine”) will commence, or will cause to be commenced, a tender offer for all of the outstanding ordinary shares not held, directly or indirectly, by Madeleine or its affiliates. The tender offer has not commenced.

At the time that the tender offer is commenced, Madeleine and Meridiam SAS (“Meridiam”), will file tender offer materials on Schedule TO with the SEC, and Allego will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), and Allego, Madeleine and Meridiam will file a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SCHEDULE 14D-9 AND THE SCHEDULE 13E-3 WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY ALLEGO’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The tender offer materials, the Schedule 14D-9 and the Schedule 13E-3 will be made available to Allego’s shareholders free of charge. A free copy of the tender offer materials, the Schedule 14D-9 and the Schedule 13E-3 will also be made available to all of Allego’s shareholders by contacting Allego at investors@allego.eu, or by visiting Allego’s website www.allego.eu. In addition, the tender offer materials, the Schedule 14D-9 and the Schedule 13E-3 (and all other documents filed by Allego with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. ALLEGO’S SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS, THE SCHEDULE 14D-9, AND THE SCHEDULE 13E-3 AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY MADELEINE, MERIDIAM OR ALLEGO WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, MADELEINE, MERIDIAM AND ALLEGO

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2024

Madeleine Charging B.V.

By:	Opera Charging B.V., its solely authorised director

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Jointly Authorised Director A

Madeleine Charging B.V.

By:	Opera Charging B.V., its solely authorised director

By:	/s/ Johannes Hendrikus Maria Duijndam
Name: Johannes Hendrikus Maria Duijndam
Title: Jointly Authorised Director B

Meridiam SAS

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Executive Director